Exhibit 4.10

Summary of Agreement between Jinpan Electric Group (Shanghai) Co. Ltd. and Shanghai Kai Tian Construction Group Co. Ltd. to construct factory building in the Shanghai facility

Jinpan Electric Group (Shanghai) Co. Ltd. (“Shanghai Jinpan”) entered into an agreement (“Agreement”) with Shanghai Kai Tian Construction Group Co. Ltd. (“SKT”) on May 3, 2011 for the construction of a factory building (“Factory Building C”).  Pursuant to the Agreement, SKT shall supply materials and construct Factory Building C (excluding construction of the steel frame).    SKT shall coordinate the installation of the steel frame and shall be responsible for the overall quality and progress of the construction.  SKT shall commence construction on May 5, 2011 and complete construction on July 30, 2011.  The construction period is 85 days, during which the site must be ready for the construction of the steel frame by June 15, 2011.  The total contract price is RMB 4.402 million (including the price for the installation of the steel frame).